FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
Trillium Therapeutics Inc. (the “Corporation” or “Trillium”)
96 Skyway Avenue
Toronto, Ontario M9W 4Y9

Item 2. Date of Material Change
January 27, 2016

Item 3. News Release
The news release was disseminated through the services of Marketwired on January 27, 2016.

Item 4. Summary of Material Change
The Company announced that it has acquired all of the outstanding shares of Fluorinov Pharma Inc. (“Fluorinov”) a privately-held oncology company (the “Transaction”). Fluorinov has developed a proprietary medicinal chemistry platform using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties, potentially leading to increased safety and efficacy.

The purchase price was an upfront payment of C$10 million in cash (~US$7 million), plus up to C$35 million (~US$25 million) of additional future payments that are contingent on Trillium achieving certain clinical and regulatory milestones with an existing Fluorinov compound. Trillium will also have an obligation to make low to mid single digit royalty payments on future sales of such compounds. The upfront payment will be subject to adjustment based on the net working capital of Fluorinov and other adjustments at the time of closing. At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium (“Common Shares”), provided that the aggregate number of Common Shares issuable under such payments will not exceed 1,558,447 common shares (or 19.99% of the current outstanding Common Shares) unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market.

The Transaction was effected pursuant to the terms and conditions of a share purchase agreement dated January 26, 2016 between the Corporation, Fluorinov and shareholders of Fluorinov (the “SPA”) and a royalty agreement dated January 26, 2016 between the Corporation, Fluorinov and shareholders of Fluorinov (the “Royalty Agreement”). The foregoing description is a summary only and is qualified in its entirety by the full text of the SPA and the Royalty Agreement, copies of which are available on SEDAR (www.sedar.com).

Item 5.1. Full Description of Material Change
See attached press release as Schedule A.

Item 5.2. Disclosure for Restructuring Transactions
Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7. Omitted Information
No information has been omitted from this material change report on the basis that it is confidential.

Item 8. Executive Officer
James Parsons
Chief Financial Officer
Tel: (416) 595-0627
Email: james@trilliumtherapeutics.com

Item. 9 Date of Report
February 5, 2016

Schedule “A”

FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM ACQUIRES PRIVATELY-HELD FLUORINOV PHARMA INC.

•	Proprietary industry-leading fluorine-based medicinal chemistry platform providing an internal engine to generate future programs
•	Platform validated by several advanced preclinical oncology programs with potential for clinical differentiation and combination therapies
•	Rich discovery pipeline of small molecules directed at immuno-oncology targets
•	Founder and industry veteran Dr. Malik Slassi joins company as Senior Vice President, Discovery Research

Toronto, Ontario, January 27, 2016 – Trillium Therapeutics Inc. (Nasdaq:TRIL; TSX: TR) a clinical immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has acquired all of the outstanding shares of Fluorinov Pharma Inc., a privately-held oncology company. Fluorinov has developed a proprietary medicinal chemistry platform using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties, potentially leading to increased safety and efficacy.

“The acquisition of Fluorinov is transformative and adds several new dimensions to Trillium, including a risk-reduced internal drug discovery engine, a series of established preclinical oncology programs, and new business development and collaboration opportunities,” commented Dr. Niclas Stiernholm, Trillium’s Chief Executive Officer. “The future of cancer treatment is most likely going to be dominated by combination therapies, and we believe that this will often involve combining large and small molecules. This is why we chose to acquire our own small molecule platform that can provide us with a great variety of drug candidates. Having capabilities in both large and small molecule drug development provides us with more flexibility, and makes us better prepared for the future.”

Fluorinov’s most advanced preclinical oncology programs include potent, orally-available, bromodomain and proteasome inhibitors, as well as epidermal growth factor receptor antagonists with increased uptake in the brain, all of which have been differentiated from competitors and have potential for best-in-class status. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase. With this acquisition Trillium is well positioned to internally investigate a variety of combination therapies with targeted oral small molecule drugs and large molecule immunotherapies.

“There’s no question that Trillium’s highest priority is to execute on our clinical CD47 program. However, acquiring a discovery engine with a demonstrated ability to generate high quality preclinical development candidates will significantly enhance our oncology pipeline,” commented Trillium’s Chief Scientific Officer, Dr. Bob Uger. “Our current plan is to advance one, or possibly two, of Fluorinov’s existing preclinical programs through the IND-enabling phase using our internal development group, while at the same time focusing our new chemistry group on several of the existing immuno-oncology discovery programs. Importantly, this strategy does not engage or dilute the efforts of our CD47-focused clinical team, does not dramatically impact our burn rate and future financing plans, and may provide opportunities for future partnerships and collaborations.”

Under the terms of the agreements, Trillium has agreed to acquire all of the outstanding shares of Fluorinov for an upfront payment of C$10 million in cash (~US$7 million), plus up to C$35 million (~US$25 million) of additional future payments that are contingent on Trillium achieving certain clinical and regulatory milestones with an existing Fluorinov compound. Trillium will also have an obligation to make low to mid single digit royalty payments on future sales of such compounds. The upfront payment will be subject to adjustment based on the net working capital of Fluorinov and other adjustments at the time of closing. At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium (“Common Shares”), provided that the aggregate number of Common Shares issuable under such payments will not exceed 1,558,447 common shares (or 19.99% of the current outstanding Common Shares) unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange (“TSX”) and the NASDAQ Stock Market (“NASDAQ”).

“While we have had several third party proposals for individual Fluorinov programs in the past, the choice to merge with Trillium and join their leadership team was an easy one. The recent success with their lead program targeting CD47, and their emerging reputation as Canada’s leading immuno-oncology company made this a perfect fit for Fluorinov,” added Dr. Malik Slassi, Fluorinov’s founder, President and Chief Executive Officer. “I look forward to combining our proprietary chemistry expertise with Trillium’s well-established biology and immunology capabilities under one roof.”

About Trillium Therapeutics:
Trillium Therapeutics Inc. is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company’s lead program is a SIRPaFc antibody-like fusion protein that blocks the activity of CD47, a molecule that is overexpressed on a wide variety of tumors. CD47 binds to SIRPa on macrophages and delivers a “do not eat” signal that inhibits the ability of macrophages to phagocytose (engulf and destroy) malignant cells.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:
This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future events, including with respect to Fluorinov, its product portfolio and general future development plans. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties include (i) Trillium’s expectations about the differentiated nature and potential for best-in-class product development programs and discovery research capabilities of Fluorinov, (ii) Trillium’s ability to generate future product development programs with improved pharmacological properties, (iii) whether various clinical and regulatory milestones with an existing Fluorinov compound will be achieved; (iv) the final quantum and form of any future contingent milestone payments, (v) the ability to secure the requisite approvals (including TSX and NASDAQ approvals) with respect to the issuance of any Common Shares in satisfaction of future milestone payments, and (vi) the risks and uncertainties described in the Trillium’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com